UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43346

SL Science Holding Limited

(Translation of registrant’s name into English)

11th Floor,

No. 479 Chongyang Road,

Nangang District, Taipei, Taiwan R.O.C. 115010

+886-2-26516826

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  ☒   Form 20-F       ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change of Auditor

On August 21, 2026, SL Science Holding Limited (the “Company”) appointed TAAD LLP (“TAAD”) as its independent registered public accounting firm, effective on the same day. TAAD replaces ARK Pro CPA & Co (“ARK”), the former independent registered public accounting firm, which the Company dismissed on August 20, 2026. The appointment of TAAD was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and ARK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of ARK on the consolidated financial statements of SL BIO Ltd. (“SL BIO”) as of December 31, 2025 and 2024 and for the fiscal years ended December 31, 2025 and 2024 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty or scope of accounting principles. For the years ended December 31, 2025 and 2024, and in the subsequent interim period through August 20, 2026, there were no disagreements with ARK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to ARK’s satisfaction, would have caused ARK to make reference to the subject matter of the disagreement in connection with its reports on SL BIO’s financial statements and there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

The audit report of ARK on the consolidated financial statements of the Company as of December 31, 2025, and for the period from March 18, 2025 (inception) through December 31, 2025, did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty or scope of accounting principles, except that, the report for the Company included an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern. Since the Company’s inception on March 18, 2025 and in the subsequent interim period through August 20, 2026, there were no disagreements with ARK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to ARK’s satisfaction, would have caused ARK to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements and there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided ARK with a copy of the above disclosure and requested that ARK furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether or not ARK agrees with the above statements. A copy of ARK’s letter is filed hereto as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of TAAD, neither the Company, nor someone on behalf of the Company, has consulted TAAD regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that TAAD concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of ARK Pro CPA & Co to the U.S. Securities and Exchange Commission dated August 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SL Science Holding Limited

Date: August 27, 2026	By:	/s/ William Wang
	Name:	William Wang
	Title:	Chief Executive Officer